NO ACT

PE
12-30-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005904

February 23, 2011

Matteo G. Daste
Buchalter Nemer
333 Market Street, 25th Floor
San Francisco, CA 94105-2126

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-23-2011

Re: Oak Valley Bancorp
Incoming letter dated December 30, 2010

Dear Mr. Daste:

This is in response to your letters dated December 30, 2010 and January 25, 2011 concerning the shareholder proposal submitted to Oak Valley Bancorp by Robert P. Laukat. We also have received a letter from the proponent dated January 6, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Robert P. Laukat

*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Oak Valley Bancorp
Incoming letter dated December 30, 2010

The proposal requests that the board take the necessary steps to provide for cumulative voting in the election of directors.

We are unable to conclude that Oak Valley Bancorp has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Oak Valley Bancorp may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BuchalterNemer
A Professional Law Corporation

333 MARKET STREET, 25TH FLOOR, SAN FRANCISCO, CALIFORNIA 94105-2126
TELEPHONE (415) 227-0900 / FAX (415) 227-0770

Direct Dial Number: (415) 227-3545
Direct Facsimile Number: (415) 904-3117
E-Mail Address: *mdaste@buchalter.com*

January 25, 2011

VIA FEDERAL EXPRESS

Securities and Exchange Commission
(the "Commission")
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Oak Valley Bancorp - Exclusion of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Oak Valley Bancorp (the "***Company***") in response to the letter from Robert P. Laukat (the "***Proponent***") to you dated January 6, 2011, a copy of which is attached as Exhibit A.

The Company is seeking to exclude from its 2011 proxy materials, pursuant to Rule 14a-8(i)(2), the proposal dated November 9, 2010 submitted by the proponent (the "***Proposal***"). The Proponent mischaracterizes the basis for exclusion that the Company is seeking, as well as the information that has been conveyed to him by the Company.

Exclusion of the Proposal from the Company's 2011 Proxy Materials would be consistent with the Staff's position stated in the No-Action Letter to *PG&E Corporation* (avail. Feb. 25, 2008). The Proponent is seeking to have cumulative voting adopted, and yet has failed to seek that majority voting be eliminated. On December 30, 2010, the Company gave to the Proponent an opportunity to amend his Proposal. However, the Proponent rebuked the Company's suggestion, as evidenced in the January 6, 2011 letter, and has remained entrenched in his position, causing this process to drag along, with expense and delay to the Company's preparation of its 2011 Proxy Materials.

To lend credibility to his position, the Proponent is citing previous Staff No-Action Letter Requests that have no relevance to the present matter other than for Proponent's involvement in those matters. In *Tri-Continental* (avail. March 15, 2004), Tri-Continental sought to exclude a supporting statement, and not the Proponent's proposal, under Rule 14a-8(i)(3). *Putnam High Income Securities Fund* (avail. March 14, 2006) is also distinguishable from the present situation since the basis sought for exclusion of the Proponent's proposal in that case was Rule 14a-8(i)(2) and not Rule 14a-8(i)(3). While both of these matters at least related to cumulative voting, *ACM Income Fund, Inc* (avail. Jan. 8, 2003) involves a proposal about termination of an advisory agreement, which has nothing to do with the applicability of Rule 14a-8(i)(2) as basis for exclusion for the Proposal.

The Company is respectfully reiterating its request that the Staff will not recommend an enforcement action if the Company omits the Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i) (2), and further requests that, if and to the extent applicable, the Staff will give consideration to the Proponent's intentional refusal to amend the Proposal and the expense and delay to the Company's preparation of its 2011 Proxy Materials as additional elements for concurring with exclusion of the Proposal as it now stands.

Very truly yours,

BUCHALTER NEMER
A Professional Corporation

By: [signature]
Matteo G. Daste

Enclosures

ROBERT P. LAUKAT

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2011

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Council
100 F NE
Washington, DC 20549

Re: Oak Valley Bankcorp - Exclusion of Shareholders Proposal

Ladies & Gentlemen:

Oak Valley Bankcorp seek to omit my shareholder proposal based on Rule 14a-8 (1)(2). They further say that the company has adopted majority voting for directors and therefore may not legally allow cumulative voting and is therefore against the law.

Why then have I seen this same proposal made in so many other corporations? I have made this proposal to other corporations in the past (Tri-Continental Corporation, Putnam High Income Securities Fund, and ACM Government Income Fund) never has it been allowed to be excluded from the proxy.

If a law now exists that does not require corporations to respond to shareholder's proposals, then there is no reason to re-submit this proposal as Mr. McCarty of Oak Valley Bank suggests. May I hear from you at your earliest convenience?

Cordially,

Robert P. Laukat

cc: Oak Valley Bankcorp
Mr. McCarty
125 N. 3rd Ave
PO Box 98
Oakdale, CA 95361

Buthalter Nemer
333 Market Street
25th Floor
SF 94105-2126
Attn: Matteo G. Daste

ROBERT P. LAUKAT

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2011

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Council
100 F NE
Washington, DC 20549

Re: Oak Valley Bankcorp - Exclusion of Shareholders Proposal

Ladies & Gentlemen:

Oak Valley Bankcorp seek to omit my shareholder proposal based on Rule 14a-8 (1)(2). They further say that the company has adopted majority voting for directors and therefore may not legally allow cumulative voting and is therefore against the law.

Why then have I seen this same proposal made in so many other corporations? I have made this proposal to other corporations in the past (Tri-Continental Corporation, Putnam High Income Securities Fund, and ACM Government Income Fund) never has it been allowed to be excluded from the proxy.

If a law now exists that does not require corporations to respond to shareholder's proposals, then there is no reason to re-submit this proposal as Mr. McCarty of Oak Valley Bank suggests. May I hear from you at your earliest convenience?

Cordially,

Robert P. Laukat

cc: Oak Valley Bankcorp
Mr. McCarty
125 N. 3rd Ave
PO Box 98
Oakdale, CA 95361

Buthalter Nemer
333 Market Street
25th Floor
SF 94105-2126
Attn: Matteo G. Daste


A Professional Law Corporation

333 MARKET STREET, 25TH FLOOR, SAN FRANCISCO, CALIFORNIA 94105-2126
TELEPHONE (415) 227-0900 / FAX (415) 227-0770

File Number: 00913-0001
Direct Dial Number: (415) 227-3545
Direct Facsimile Number: (415) 904-3117
E-Mail Address: *mdaste@buchalter.com*

December 30, 2010

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 "F" Street, N.E.
Washington, DC 20549

Re: **Oak Valley Bancorp - Exclusion of Shareholder Proposal**

Ladies and Gentlemen:

On behalf of Oak Valley Bancorp, a California corporation (the "***Company***"), this letter advises you that the Company intends to notify the staff of the Division of Corporate Finance (the "***Staff***") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***"). Mr. Robert P. Laukat (the "***Proponent***") submitted the proposal dated November 9, 2010 (the "***Proposal***"), attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2011 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are an additional five copies of this letter and the exhibits. A copy of this letter, including the exhibits, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2011 Proxy Materials.

The Company intends to commence distribution on its 2011 Proxy Materials on or about March 31, 2011. We acknowledge that this letter is being submitted more than 80 days before the Company files its 2011 Proxy Materials, which meets the submission deadline requirement under Rule 14a-8(j).

1. The Proposal

The Proposal sets forth the following resolution:

> RESOLVED: That the shareholders of Oak Valley Bank Corp [sic], as assembled in Annual Meeting in person and by proxy,

> hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each shareholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate or any two or more candidates as he or she may see fit.

2. Basis for Exclusion

The Proposal, if adopted, would cause the Company to violate state law and may be excluded pursuant to Rule 14a-8(i)(2).

The Company has adopted majority voting for directors, and therefore may not legally adopt cumulative voting.

Rule 14a-8(i)(2) provides that an issuer may omit a shareholder proposal from the issuer's proxy materials if the proposal would, if adopted, cause the issuer to violate any state, federal, or foreign law.

The Company has adopted majority voting for uncontested director elections, to the fullest extent permitted by applicable state law. State law prevents a California corporation from having both majority voting and cumulative voting for director elections. If the Company were now to adopt cumulative voting for directors, the Company would be in violation of California law, making the Proposal impossible to implement.[1]

In a recent No-Action Letter to PG&E Corporation (avail. Feb. 25, 2008), the Staff agreed that a shareholder proposal requiring a California corporation to adopt cumulative voting, where the California corporation already had adopted majority voting, was excludable under Rule 14a-8(i)(2). The Staff concurred with PG&E Corporation's position that because such proposal would require PG&E Corporation to adopt a standard for director elections that is not permitted under California law (i.e. adoption of cumulative voting by a company that already has adopted majority voting), the proposal would require PG&E Corporation to violate California state law relating to director elections, and therefore was beyond the corporation's authority to implement.

The Proposal seeks to have the Company adopt cumulative voting when it already has adopted majority voting. The Company cannot adopt cumulative voting when it already has adopted majority voting. If the Company were to adopt cumulative voting having already

---

[1] As per Staff guidance, this analysis makes no assumptions about the operation of the Proposal that are not called for by the language of the Proposal. As a result, the Company's analysis presumes that the Proposal does not request that the Company eliminate majority voting for director elections.

adopted majority voting, it would violate California law. Based on the aforesaid, it is my opinion as an attorney registered with the California State Bar, that the Proposal is excludable from the Corporation's 2011 Proxy Materials under Rule 14a-8(i)(2). My opinion makes no assumptions about the operation of the Proposal that are not called for by the language of the Proposal.

Exclusion of the Proposal from the Company's 2011 Proxy Materials would therefore be consistent with the Staff's position stated in the No-Action Letter to PG&E Corporation (avail. Feb. 25, 2008).

3. Action Requested

We hereby request confirmation that the Staff will not recommend an enforcement action if the Company's omits the Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i) (2) for the reasons set forth above. If the Staff disagrees with the Company's conclusion that the Proposal may be so omitted from its 2011 Proxy Materials, we request the opportunity to confer with the Staff prior to the issuance of its position. In addition, we would be pleased to provide the Staff with such further information as the Staff may request regarding the matters that are the subject of the Proposal.

* * *

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter and its attachments via electronic mail to the Staff at shareholderproposals@sec.gov in lieu of mailing paper copies. In accordance with Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before we intend to file with the Commission our definitive proxy statement and form of proxy for our 2011 Annual Meeting of Shareholders. Also pursuant to Rule 14a-8(j), a copy of this letter and its attachments is being mailed (via email and hard copy) on this date to Mr. Laukat, informing him of the Company's intention to omit his proposal from our 2011 proxy materials.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (415) 227-3545. Thank you.

Very truly yours,

BUCHALTER NEMER
A Professional Corporation

By: [signature]
Matteo G. Daste

Enclosures

cc: Oak Valley Bancorp

Exhibit A

[see attached]

ROBERT P. LAUKAT

*** FISMA & OMB Memorandum M-07-16 ***

November 9, 2010

Oak Valley Bankcorp.
125 North Third Street
Oakdale, CA 95316
Attention: Corporate Secretary

Reference: Stockholder Cumulative Voting Proposal for 2011 Annual Meeting

Dear Sir:

I submit the resolution and supporting statement attached hereto as Annex 1 for inclusion in the proxy statement of Oak Valley Bankcorp in respect of the 2011 annual meeting of stockholders (the "Annual Meeting") of Oak Valley Bankcorp.

As of the date hereof, I am the beneficial owner of 3,346 shares of common stock of Oak Valley Bankcorp and intend to continue to hold such shares through the date of the Annual Meeting. Such shares are held in my brokerage account with Charles Schwab & Co., Inc. As of the date hereof, I have continuously held at least $2,000 in market value of Oak Valley Bankcorp securities as evidenced by account statement from Charles Schwab & Co., Inc., included with this letter.

I or my representative, duly qualified under Maryland law, will appear in person at the Annual Meeting to present the resolution.

This notice is submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended. I expect the attached resolution and supporting statement will be included in Oak Valley Bankcorp proxy material for the Annual Meeting unless I am otherwise advised in writing.

This same proposal was submitted for inclusion in the 2009 Annual Meeting and was considered moot because the bank said it had been "substantially implemented". When I attempted to vote my shares cumulatively at the last Shareholder Meeting, I was told by Rick McCarty, Secretary of the bank that I could not vote my shares in this manner.

If there are any changes, amendments or deletions to the resolution and supporting statement that are required in order to have them presented, please contact me immediately at the above address.

Very truly yours,

Robert P. Laukat

Robert P. Laukat

cc: United States Securities & Exchange Commission
456 5th Street, NW
Washington, D.C. 20459

RESOLVED: That the shareholders of Oak Valley Bank Corp, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each shareholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate or any two or more candidates as he or she may see fit.

REASONS: Many states have mandatory cumulative voting, so do National Banks.

In addition, many corporations have adopted cumulative voting.

If the Board enacted this proposal it would make it much easier for a concerned stockholder to obtain a seat on the Board of Directors.

Please vote yes on this proposal.